Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

IN CONNECTION WITH THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

As used herein, and unless the context suggests otherwise, the terms “AirNet,” “Company,” “we,” “us” or “ours” refer to the combined business of AirNet Technology Inc., its subsidiaries and the consolidated affiliated entities that AirNet controls and consolidates through contractual arrangements. References to “dollar” and “$” are to U.S. dollars, the lawful currency of the United States. References to “SEC” are to the Securities and Exchange Commission.

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes included elsewhere in this report on Form 6-K and with the discussion and analysis of our financial condition and results of operations contained in our annual report on Form 20-F for the fiscal year ended December 31, 2023 filed with the SEC on April 26, 2024 (the “2023 Form 20-F”). This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those identified elsewhere in this report on Form 6-K, and those listed in the 2023 Form 20-F under “Item 1D. Risk Factors” or in other parts of the 2023 Form 20-F.

Recent Developments

On March 19, 2024, we entered into an investor repurchase agreement with Unistar and Northern Shore, pursuant to which we repurchased (1) 596,908 ordinary shares issued to Unistar under the investment agreement dated December 30, 2020, and (2) 710,321 ordinary shares issued to Northern Shore under the investment agreement dated February 4, 2021, each at a per share price at par of US$0.04, for an aggregate consideration of US$52,289.16. In consideration of the repurchase, we transferred 100% of the equity interest of Blockchain Dynamics Limited, a company incorporated under the Laws of Hong Kong which was previously indirectly wholly owned by us to hold the computer servers and to operate related cryptocurrency mining business. In March 2024, we completed the disposal of Blockchain Dynamics Limited. As such, we terminated the proposed change-in-control transaction and our new business initiatives in cryptocurrency mining. Cryptocurrency mining business was presented as discontinued operation in the unaudited condensed consolidated financial statement for the six months ended June 30, 2023 and 2024, respectively.

On April 15, 2024, we completed a private placement of 3,372,788 ordinary shares with par value of US$0.04 per share for an aggregate subscription amount of US$5.7 million with certain investors.

At our annual general meeting of shareholders on May 31, 2024, the shareholders resolved by an ordinary resolution to increase the authorized share capital of the Company from US$1,000,000 divided into 22,500,000 ordinary shares of a nominal or par value of US$0.04 each and 2,500,000 preferred shares of a nominal or par value of US$0.04 each to US$40,000,000 divided into 900,000,000 ordinary shares of a nominal or a par value of US$0.04 each and 100,000,000 preferred shares of a nominal or par value of US$0.04 each, by the creation of an additional 877,500,000 ordinary shares with a par value of US$0.04 each and 97,500,000 preferred shares with a par value of US$0.04 each.

Our Results of Operations

The following table sets forth a summary of our unaudited consolidated results of operations for the periods indicated. This information should be read together with our unaudited consolidated financial statements, including the related notes that appear elsewhere in this report. We do not believe our historical consolidated results of operations are indicative of our results of operations you may expect for any future period.

	Six Months Ended June 30,
	2023	2024	Change

	(in thousands of U.S. dollars, except for percentages)

Consolidated Statements of Operations Data:
Revenues	581	234	(347)	(59.7)%
Business tax and other sales tax	(43)	(41)	2	(4.7)%
Net revenues	538	193	(345)	(64.1)%
Cost of revenues	826	205	(621)	(75.2)%
Gross loss	(288)	(12)	276	(95.8)%
Operating expenses:
Selling and marketing	359	213	(146)	(40.7)%
General and administrative	1,589	2,088	499	31.4%
Research and development	16	—	(16)	(100)%
Total operating expenses	1,964	2,301	337	17.2%
Loss from continuing operation	(2,252)	(2,313)	(61)	2.7%
Interest expense, net	(330)	(62)	268	(81.2)%
(Loss) gains from long-term investments	(618)	23,647	24,265	(3,926.4)%
Other income, net	199	73	(126)	(63.3)%
Total other (expenses) income, net	(749)	23,658	24,407	(3,258.6)%
(Loss) income from continuing operations before income taxes	(3,001)	21,345	24,346	(811.3)%
Income tax expenses	1	—	(1)	(100)%
Net (loss) income from continuing operation	(3,002)	21,345	24,347	(811.0)%
Net loss from discontinued operations, net of income taxes	(691)	—	691	(100.0)%
Loss from disposal of discontinued operations, net of income taxes	—	(1,447)	(1,447)	100.0%
Net loss from discontinued operations	(691)	(1,447)	(756)	109.4%
Net (loss) income	(3,693)	19,898	23,591	(638.8)%
Less: Net income attributable to noncontrolling interests	232	3	(229)	(98.7)%
Net (loss) income attributable to AirNet Technology Inc.’s shareholders	$(3,925)	$19,895	23,820	(606.9)%

Six Months Ended June 30, 2024 Compared to Six Months Ended June 30, 2023

Net Revenues. Our net revenues for continuing operations decreased by 64.1% from $0.5 million in the six months ended June 30, 2023 to $0.2 million in the same period of 2024. The decrease was primarily due to the business slowdown of our air travel media network. Revenues from air travel media network decreased by 64.1% from $0.5 million in the six months ended June 30, 2023 to $0.2 million in the same period of 2024. Among our revenues from air travel media network, revenues from digital TV screens on airplanes were $0.4 million and $0.1 million in the six months ended June 30, 2023 and 2024, respectively. The decrease in revenues from digital TV screens on airplanes was mainly resulted from a decrease in the number of relevant new contracts due to a downward economic environment.

Cost of Revenues. Our cost of revenues decreased by 75.2% from $0.8 million in the six months ended June 30, 2023 to $0.2 million in the same period of 2024. Our cost of revenues as a percentage of our net revenues decreased from 153.5% in the six months ended June 30, 2023 to 106.2% in the same period of 2024. Such decrease was mainly due to the decrease in our revenue.

●	Technical costs, sales commissions, and agent fees were nil for the six-month period ended June 30, 2024, representing a 100% decrease from the $0.3 million incurred during the same period in 2023, primarily due to the downward macroeconomic environment, which led to the loss of customers, and a large number of contracts were not renewed after expiration.
●	Airport concession costs decreased by 72.1% from $0.4 million in the six months ended June 30, 2023 to $0.1 million in the same period of 2024, mainly due to the decrease in our revenue.

Operating Expenses. Our operating expenses increased by 17.2% from $2.0 million in the six months ended June 30, 2023 to $2.3 million in the same period of 2024.

●	Selling and Marketing Expenses. Our selling and marketing expenses decreased by 40.7% from $0.4 million in the six months ended June 30, 2023 to $0.2 million in the same period of 2024. The decrease in our selling and marketing expenses in 2024 was primarily due to a decrease of salary expenses of $0.1 million.
●	General and Administrative Expenses. Our general and administrative expenses increased by 31.4% from $1.6 million in the six months ended June 30, 2023 to $2.1 million in the same period of 2024. The increase in our general and administrative expenses in 2024 was primarily due to an increase in offering expenses of $1.2 million, an increase of $0.2 million in share-based compensation expenses paid to a service provider, and an increase in board of director fees of $0.1 million.
●	Research and Development Expenses. Our research and development expenses were nil in the six months ended June 30, 2024, a decrease of $16,000 as compared with the same period of 2023.

Loss from continuing operations. We recorded a loss from continuing operations of $2.3 million for the six months ended June 30, 2024, which represented no significant improvement from the $2.3 million loss for continuing operations recorded in the same period of 2023, as a cumulative result of the above factors.

(Loss) gains from long-term investments. During the six months ended June 30, 2023, we recorded a loss from investment of $0.6 million, which was primarily attributable to a loss from investment of Unicom AirNet of $0.7 million. During the six months ended June 30, 2024, we transferred 33.67% equity interest in Unicom AirNet at the consideration of RMB197.0 million and recognized $23.6 million of investment income.

Other income, net. Other net income decreased from $0.2 million in the six months ended June 30, 2023 to $73,000 in the same period of 2024, primarily due to the effect of investment income gain.

Income tax expenses. We incurred no income tax expenses in the six months ended June 30, 2024, compared to $1,000 in income tax expenses in the same period of 2023.

Net income (loss) from continuing operations. As a cumulative result of the above factors, we recorded a net income from continuing operation of $21.3 million in the six months ended June 30, 2024, as compared to a net loss from continuing operation of $3.0 million in the same period of 2023.

Net loss from discontinued operations, net of income taxes. We resolved to dispose of the cryptocurrency mining business for the six months ended June 30, 2024, and as a result, related results of operations were reclassified as discontinued operations. Net loss from discontinued operations, net of income taxes was $0.7 million in the six months ended June 30, 2023, and we recognized $1.4 million disposal loss of the discontinued operations in the same period of 2024.

Liquidity and Capital Resources

To date, we have financed our operations primarily through internally generated cash, the sale of preferred shares in private placements and the proceeds we received from our initial public offering.

We incurred loss from continuing operations of $2.2 million and $2.3 million for the six months ended June 30, 2023 and 2024, respectively. As of June 30, 2024, we had an accumulated deficit of $298.9 million and a working capital deficiency of $26.9 million. These conditions raise substantial doubt about our ability to continue as a going concern.

We intend to meet the cash requirements for the next 12 months from the date of this report through business restructuring plan and private placement. In February 2024, we entered into share transfer agreement with Hainan Oriental Meitong Technology Partnership to sell the 33.67% equity interest we held in Unicom AirNet (Beijing) Network Co., Ltd for a consideration of RMB197 million. On April 15, 2024, we completed a private placement of US$5.7 million with certain investors. As a result, our management prepared the unaudited condensed consolidated financial statements assuming our company will continue as a going concern. As described above, we had a working capital deficiency and generated negative cash flows from operations. These conditions raise substantial doubt about our ability to continue as a going concern. Management’s plans in regard to these matters are also described above. We may need to raise additional funds to meet our obligations and sustain our operations. However, there is no assurance that the measures above can be achieved as planned. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We generally deposit our excess cash in interest-bearing bank accounts. Although we consolidate the results of the VIEs in our consolidated financial statements, we can only receive cash payments from them pursuant to our contractual arrangements with them and their shareholders. Our principal uses of cash primarily include contractual concession fees and other investments and, to a lesser extent, salaries and benefits for our employees and other operating expenses. We expect that these will remain our principal uses of cash in the foreseeable future. We may also use additional cash to fund strategic acquisitions.

The following table sets forth our unaudited cash flows with respect to operating activities, investing activities and financing activities for the six months ended June 30, 2023 and 2024:

	Six Months Ended June 30,
	2023	2024

	(in thousands of U.S. dollars)
Net cash (used in) provided by operating activities	(524)	875
Net cash used in investing activities	—	(205)
Net cash (used in) provided by financing activities	(2,475)	5,928
Effect of exchange rate changes	431	361
Net (decrease) increase in cash, cash equivalents and restricted cash	(2,568)	6,959
Cash, cash equivalents and restricted cash at the beginning of the period	2,700	170
Cash, cash equivalents and restricted cash at the end of the period	132	7,129
Less: cash and cash equivalents of discontinued operations at end of period	75	—
Cash, cash equivalents and restricted cash of continuing operations at end of period	57	7,129

Operating Activities

Net cash used in operating activities was $0.5 million for the six months ended June 30, 2023. Net cash used in operating activities was primarily attributable to (1) a net loss from continuing operations of $3.0 million adjusted by non-cash adjustments mainly including depreciation and amortization of $0.4 million; and (2) a decrease of income tax payable of $0.6 million. Net cash used in operating activities was mainly offset by (1) a decrease of other current assets of $2.1 million; (2) a decrease of accounts receivable of $0.8 million; and (3) an increase in accounts payable of $0.7 million.

Net cash provided by operating activities was $0.9 million for the six months ended June 30, 2024. Net cash provided by operating activities was primarily attributable to a decrease of other current assets of $0.9 million and an increase of accrued expenses and other current payables of $2.4 million. Net cash provided by operating activities was mainly offset by a net income from continuing operations of $21.3 million adjusted by non-cash adjustments mainly including depreciation and amortization of $0.3 million and the gain from sale of long-term investment of $23.6 million.

Investing Activities

Net cash provided by investing activities was nil for the six months ended June 30, 2023.

Net cash used in investing activities was $0.2 million for the six months ended June 30, 2024. Net cash used in investing activities was mainly attributable to (1) prepayments for equipment of $23.2 million; and (2) purchases of property and equipment of $4.0 million. Net cash used in investing activities was offset by cash received from the disposal of long-term investments of $27.1 million.

Financing Activities

Net cash used in financing activities amounted to $2.5 million for the six months ended June 30, 2023, consisting of cash repaid for short-term bank loans of $2.9 million, which was offset by cash received from loans due to related parties of $0.4 million.

Net cash provided by financing activities amounted to $5.9 million for the six months ended June 30, 2024, consisting of cash received from loans from related parties of $0.2 million and proceeds from issuance of ordinary shares through private offerings of $5.7 million.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is subject to adjustments that may be identified when audit work is performed on the Company’s year-end financial statements, which could result in significant differences from this unaudited financial information.

Capital Expenditures

Our capital expenditures were made primarily to purchase equipment for cryptocurrency mining. Our capital expenditures were nil and $27.2 million in the six months ended June 30, 2023 and 2024, respectively.

Off-Balance Sheet Arrangements

We have not entered into any financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity, or that are not reflected in our unaudited consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Cautionary Statement Regarding Forward-Looking Statements

We have made statements in this report that constitute forward-looking statements. Forward-looking statements involve risks and uncertainties, such as statements about our plans, objectives, expectations, assumptions or future events. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “we believe,” “we intend,” “may,” “should,” “could” and similar expressions. These statements involve estimates, assumptions, known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements.

These forward-looking statements include statements about:

The ultimate correctness of these forward-looking statements depends upon a number of known and unknown risks and events. Many factors could cause our actual results to differ materially from those expressed or implied in our forward-looking statements. Consequently, you should not place undue reliance on these forward-looking statements.

The forward-looking statements speak only as of the date on which they are made; and, except as required by law we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. The forward-looking statements included in this report relate to, among others:

●	our goals and strategies;
●	our business and operating strategies and plans for the development of existing and new businesses, ability to implement such strategies and plans and expected time;
●	our future business development, results of operations and financial condition;
●	expected changes in our revenue, costs or expenditures;
●	our expectations regarding demand for and market acceptance of our services;
●	our projected markets and growth in markets;
●	our potential need for additional capital and the availability of such capital;
●	competition in our industry;
●	relevant government policies and regulations relating to our industry;
●	general economic and business conditions in China and globally;
●	our use of the proceeds;
●	the length and severity of the COVID-19 pandemic and its impact on our business and industry; and
●	assumptions underlying or related to any of the foregoing.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to update this forward-looking information. Nonetheless, we reserve the right to make such updates from time to time by press release, periodic report or other method of public disclosure without the need for specific reference to this interim report. No such update shall be deemed to indicate that other statements not addressed by such update remain correct or create an obligation to provide any other updates.